77 D - Policies with respect to security investments
On September 16, 2011, the shareholders of the Dynamic Infrastructure Fund (the "Fund") held a special meeting and approved a change to the Fund's fundamental investment limitation on industry concentration. Consistent with the change to the Fund's name to the Dynamic Canadian Equity Income Fund, under the new investment strategy, the Fund will no longer concentrate its investments, that is, invest more than 25% of its assets, in infrastructure and infrastructure-related industries.



Additionally, the Fund changed its prior investment objective of long-term capital appreciation to an investment objective of high income and long-term capital appreciation. The Fund's prior principal investment strategy of investing at least 80% of its assets in infrastructure and infrastructure-related industries was also changed to investing at least 80% of its assets in the equity securities of companies located in Canada.